[ProVantage Letterhead]


                                                                    May 10, 2000

Dear Stockholders:

  On behalf of the Board of Directors of ProVantage Health Services, Inc. (the "Company"), I am pleased to inform you that on May 4, 2000 the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Merck & Co., Inc. ("Parent") and PV Acquisition Corp., an indirect wholly-owned subsidiary of Parent ("Offeror"), pursuant to which Offeror has today commenced a tender offer to purchase all of the outstanding Shares (the "Shares") of the common stock of the Company at $12.25 per Share in cash (the "Offer").

  Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Offeror will be merged into the Company (the "Merger"), and all Shares not purchased pursuant to the Offer will be converted into the right to receive $12.25 per Share in cash without interest (except any Shares as to which the holder has properly exercised appraisal rights).

  Your Board of Directors has unanimously (by all directors present) approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, and recommends that the Company's stockholders accept the Offer and tender all of their Shares.

  Concurrently with entering into the Merger Agreement, Offeror and Parent entered into a Stockholder Agreement with ShopKo Stores, Inc. and SKO Holdings, Inc. (together, the "Majority Stockholder"), whereby the Majority Stockholder has agreed, among other things, to tender its Shares in the Offer and to grant Offeror an option to purchase the Shares held by the Majority Stockholder at the Offer Price under specified circumstances. The Majority Stockholder beneficially owns approximately 64.5% of all outstanding Shares.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed with the Securities and Exchange Commission, including, among other things, the written opinion, dated May 3, 2000, of Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Company's financial advisor, that, as of such date, and based upon and subject to the assumptions, limitations and qualifications described in the opinion, the $12.25 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders.

  In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase, dated May 10, 2000, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                 Sincerely,
                                 [Signature]
                                 Jeffrey A. Jones
                                 President and Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               ----------------

                        PROVANTAGE HEALTH SERVICES, INC.
                           (Name of Subject Company)

                        PROVANTAGE HEALTH SERVICES, INC.
                     (Names of Person(s) Filing Statement)

                    Common Stock, $0.01 par value per share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                               ----------------

                                  743725 10 3
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Jeffrey A. Jones
                     President and Chief Executive Officer
                        ProVantage Health Services, Inc.
                           N19 W24130 Riverwood Drive
                           Waukesha, Wisconsin 53188
                                 (262) 312-3000
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                               ----------------
                                With copies to:

                                 Jay O. Rothman
                                Russell E. Ryba
                                Foley & Lardner
                           777 East Wisconsin Avenue
                        Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

   [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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--------------------------------------------------------------------------------

Item 1. Subject Company Information.

   The name of the subject company is ProVantage Health Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is N19 W24130 Riverwood Drive, Waukesha, Wisconsin 53188. The telephone number of the Company at its principal executive offices is (262) 312-3000.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, this "Schedule 14D-9") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 12, 1999, by and between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agreement"), as amended by the First Amendment to Rights Agreement, dated as of May 4, 2000. As of May 4, 2000, there were 18,150,000 shares of Common Stock outstanding. Reference herein to the "Shares" means shares of the Common Stock and shall, unless the context otherwise requires, include the associated Rights.

Item 2. Identity and Background of Filing Person.

   The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Schedule 14D-9 relates to the cash tender offer by PV Acquisition Corp., a Delaware corporation ("Offeror") and an indirect wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), as disclosed in a Tender Offer Statement on Schedule TO, dated May 10, 2000 (as amended or supplemented, the "Schedule TO"), to purchase all outstanding Shares at a price of $12.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offeror's Offer to Purchase, dated May 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 4, 2000 (the "Merger Agreement"), among Parent, Offeror and the Company. Pursuant to the Merger Agreement, as soon as possible after completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") as an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding immediately prior to such time (other than Shares owned by Parent, Offeror or any other subsidiary of Parent, held in the treasury of the Company and held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $12.25 in cash or any higher price per Share paid in the Offer (the "Offer Price"), without interest thereon. A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

   Based on the information in the Schedule TO, the principal executive offices of Parent and Offeror are located at One Merck Drive, Whitehouse Station, New Jersey 08889.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (the "Information Statement") that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, Offeror or their respective executive officers, directors or affiliates.

 Transaction Agreements.

   The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 13 and 15, respectively, of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to stockholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

   The Stockholder Agreement. The summary of the Stockholder Agreement, dated as of May 4, 2000 (the "Stockholder Agreement"), among ShopKo Stores, Inc., the beneficial owner of approximately 64.5% of the Shares ("ShopKo"), SKO Holdings, Inc., a wholly-owned subsidiary of ShopKo ("Holdings", and together with ShopKo, the "Majority Stockholder"), Parent and Offeror, contained in
Section 13 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to stockholders together with this Schedule 14D-9, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreement, which has been filed as Exhibit
(e)(2) hereto and is incorporated herein by reference.

   The Side Letter. As a condition to Parent's willingness to enter into the Merger Agreement, the Company, the Majority Stockholder and Parent entered into a Side Letter, dated as of May 4, 2000 (the "Side Letter"), which, among other things, provides for certain changes in the treatment of all ongoing contracts, commitments and arrangements between the Company and the Majority Stockholder and Holdings (the "Affiliate Agreements") from and after the date the Majority Stockholder ceases to own a majority of the outstanding Common Stock (the "Change of Control Date"). The summary of the Affiliate Agreements contained in the Information Statement attached hereto as Annex A under the caption "Relationship with ShopKo" is incorporated herein by reference. The following is a summary of the material terms of the Side Letter. This summary is not a complete description of the terms and conditions of the Side Letter and is qualified in its entirety by reference to the full text of the Side Letter, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

   Among other amendments to the Affiliate Agreements, the Side Letter amends
(1) the Prescription Benefit Management Agreement, dated March 4, 1996, to extend the term through the fifth anniversary of the Change of Control Date,
(2) the Information Technology Services Agreement, dated July 19, 1999, to extend the term until January 31, 2002 and (3) the Administrative Services Agreement, dated July 19, 1999. Pursuant to the Side Letter, the parties entered into an Amended and Restated Tax Matters Agreement, dated May 4, 2000, and an Amendment to Lease Agreement, dated May 4, 2000, which extends the lease for the Company's headquarters for two years after the Change of Control Date at the rent that the Company currently pays the Majority Stockholder. Other than the foregoing Affiliate Agreements and the Indemnification and Hold Harmless Agreement, dated July 19, 1999, all other Affiliate Agreements will be terminated pursuant to the Side Letter as of the Change of Control Date.

   The Side Letter also sets forth the parties' agreement to settle in full the Intercompany Balance (as defined in the Offer to Purchase) as of the Change of Control Date, with the parties acknowledging that they will incur prospective payment obligations pursuant to those Affiliate Agreements that remain in effect after the Change of Control Date pursuant to the terms of those agreements as amended by the Side Letter. Also, if the calculation of Company Net Working Capital (as defined in the Offer to Purchase) by Arthur Andersen LLP for the Company Fiscal Period (as defined in the Offer to Purchase) immediately prior to expiration of the Offer discloses a Working Capital Shortfall (as defined in the Offer to Purchase), and the Company chooses to have such calculation audited, the Side Letter sets forth the procedures for such audit and the Majority Stockholder's agreement to pay the Working Capital Shortfall calculated pursuant to those audit procedures, with interest thereon. See "The Merger Agreement--Intercompany Balance; Specified Affiliate Agreements" and "Company Net Working Capital" in Section 13 of the Offer to Purchase, which is incorporated herein by reference.

   Also under the Side Letter, the Majority Stockholder has agreed to abide by certain of the employment arrangements discussed under "The Merger Agreement-- Existing Employment Agreements and Benefits" in Section 13 of the Offer to Purchase, which is incorporated herein by reference. In addition, the Majority Stockholder has confirmed the Company's right to use products and services provided to the Majority

Stockholder and its affiliates by Microstrategy, Inc. and its affiliates pursuant to the contractual arrangements in place on May 4, 2000 and sets forth the prices to be paid by the Company for certain of such products and services.

 Certain Agreements and Plans.

   Employment Agreements. As a condition precedent to Parent's willingness to enter into the Merger Agreement, each of Jeffrey A. Jones (President and Chief Executive Officer of the Company), Joseph A. Coffini (Senior Vice President, Business Development and Marketing of the Company), Peter F. Hoffman (Senior Vice President, Chief Medical Officer of the Company), Glen Laschober (Executive Vice President, Health Benefit Management) and Matthew Zirpoli (Senior Vice President, Sales of the Company) (individually, an "Executive" and collectively, the "Executives") entered into an Employment Agreement, dated as of May 4, 2000 (collectively, the "Employment Agreements"), with Merck-Medco Managed Care, L.L.C., a wholly-owned subsidiary of Parent and the parent company of Offeror ("Merck-Medco"). Each Employment Agreement is effective upon consummation of the Offer (the "Consummation Date"), terminates on the second anniversary of the Consummation Date and supersedes the Change of Control Severance Agreements entered into by the Executives (the "Existing Severance Agreements") described in the Information Statement attached hereto as Annex A under the caption "Executive Compensation--Agreements with Executive Officers--Change of Control Severance Agreements."

   Pursuant to the terms of the Employment Agreements, each Executive will perform those duties and services as may be designated from time to time by Merck-Medco's President or his designee. Mr. Jones will have the title of President and Chief Executive Officer--ProVantage, Mr. Laschober will have the title of Executive Vice President--ProVantage/Vice President Merck-Medco and Messrs. Coffini, Hoffman and Zirpoli will have the title of Senior Vice President--ProVantage/Vice President--Merck-Medco. Each Executive will be paid an annual salary equal to $449,350 for Mr. Jones, $186,419 for Mr. Coffini, $219,725 for Mr. Hoffman, $244,310 for Mr. Laschober and $185,130 for Mr. Zirpoli, with the Executive eligible for annual merit increases at the discretion of Merck-Medco. In addition to base salary, each Executive will be eligible to receive performance-based bonuses and grants of options to purchase shares of Parent common stock ("Parent Options") and to participate in the employee benefit plans and programs of Merck-Medco on the same terms and conditions afforded other similar situated employees of Merck-Medco.

   The Employment Agreements provide that if the Executive is terminated by Merck-Medco without "cause" (as defined in the Employment Agreements) or if the Executive terminates for "good reason" (as defined in the Employment Agreements), then the executive will be entitled to receive (1) earned and unpaid compensation to the effective date of such termination, (2) a lump sum payment equal to one and one-half times initial annual salary in consideration of the noncompete covenant described below, (3) an additional lump sum payment of $834,837 for Mr. Jones, $135,862 for Mr. Coffini, $170,074 for Mr. Hoffman, $192,940 for Mr. Laschober and $185,130 for Mr. Zirpoli, (4) 1/24th of the amount equal to the amount, if any, that would have been payable as the Retention Bonus (as defined below) for each full calendar month during which the Executive performed services for Merck-Medco and (5) continued coverage under Merck-Medco's medical, dental and prescription plans for up to twelve months. If the Executive is terminated by Merck-Medco for "cause" or the Executive terminates without "good reason," then the Executive will be entitled only to earned and unpaid compensation to the effective date of such termination, except that if Mr. Jones terminates his employment subsequent to the date which is six months after the Consummation Date, then Mr. Jones will be entitled to receive the payments described in clauses (1) through (3) in the preceding sentence even if the termination is not for "good reason." In the event of termination for death or disability, the Executive (or the Executive's estate or heirs) will be entitled to the payments described in clauses (1) through (3) above, and, in the event of termination for death, the Retention Bonus as well. In the event of a termination of Mr. Jones' Employment Agreement by Merck-Medco without "cause," or by Mr. Jones with "good reason" or by Mr. Jones without "good reason", but subsequent to the date which is six months after the Consummation Date, Mr. Jones, in addition to other benefits to which he is entitled, will be retained as a consultant by Merck-Medco for a period of four months and will receive certain payments therefor. As part of the Employment Agreements, the Executives agree to a noncompete covenant for a period of twelve months following the termination of employment with Merck-Medco.

   Each Executive will also be entitled to receive a retention bonus (the "Retention Bonus") payable upon the second anniversary of the Consummation Date, so long as the Executive has remained an employee of Merck-Medco through the second anniversary of the Consummation Date. The Retention Bonus will be equal to the amounts described in the preceding paragraph in clauses (2) and
(3) plus, at the Executive's election: (1) a lump sum cash payment equal to a multiple of one times the amount (the "Base Amount") equal to the Executive's current annual salary plus the lesser of the average of the Executive's actual bonuses payable during the three preceding fiscal years or the average of the Executive's annual bonus "norms" for those years, (2) Parent Options with a value equal to a multiple of five times the Base Amount or (3) a combination of a lump sum cash payment equal to a multiple of one-half times the Base Amount and Parent Options with a value equal to a multiple of two and one-half times the Base Amount.

   The foregoing is a summary of certain provisions of the Employment Agreements. This summary is not a complete description of the terms and conditions of the Employment Agreements and is qualified in its entirety by reference to the full text of the Employment Agreements, which have been filed as Exhibits (e)(7), (e)(8), (e)(9), (e)(10) and (e)(11) hereto and are incorporated herein by reference.

   New Change of Control Severance Agreements. In February 2000, the Board of Directors authorized the Company to offer new Change of Control Severance Agreements (the "New Severance Agreements") to certain of its officers. The Company will offer to enter into the New Severance Agreements with certain of its officers who have not entered into Employment Agreements. The Existing Severance Agreements will remain in effect for those officers of the Company who do not enter into a New Severance Agreement.

   The acquisition of more than 50% of the Shares in the Offer, together with an election of Offeror's designees (see "General Information Regarding the Company--Right to Designate Directors; the Offeror Designees" in the Information Statement) to a majority of the seats on the Board of Directors, will constitute a "change of control" for purposes of the New Severance Agreements. The New Severance Agreements provide that, if within two years after a "change of control" the Company terminates the officer's employment other than for "cause" (as defined in the New Severance Agreements) or disability, or the officer terminates his or her employment for "good reason" (as defined in the New Severance Agreements), then the officer will be entitled to a lump sum cash payment equal to a multiple of one and one-half or two times the officer's annual base salary, plus a multiple of one and one-half or two times the lesser of (1) the officer's average annual bonus for the three fiscal years immediately preceding the date of termination or (2) the average of the officer's annual bonus "norm" for the three fiscal years immediately preceding the date of termination. Each officer would also receive his or her salary through the date of termination and all other amounts owed to the officer at the date of termination under the Company's benefit plans. In addition, under such circumstances, the officer will be entitled to continued health and dental coverage for the officer and the officer's family for 18 months after the date of termination. The New Severance Agreements provide that if certain amounts to be paid thereunder constitute "parachute payments" (as defined in Section 280(G) of the Internal Revenue Code of 1986, as amended (the "Code")), the severance benefits owed to the officer may be decreased, but only if the result is to give the officer a larger after-tax benefit than if the payments are not reduced. The officer is permitted to elect the payments to be reduced. The New Severance Agreements contain a covenant not to compete, which extends for a period of two years following the termination of employment with the Company.

   The foregoing is a summary of the material terms of the New Severance Agreements. This summary is not a complete description of the terms and conditions of the New Severance Agreements and is qualified in its entirety by reference to the full text of the form of the New Severance Agreements, which has been filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

   Company Stock Option Plan. Pursuant to the terms of the ProVantage Health Services, Inc. 1999 Stock Incentive Plan (the "Stock Plan"), each outstanding option to acquire Common Stock (each, a "Company Option"), to the extent currently not exercisable, will become exercisable in accordance with its terms upon the acquisition of more than 50% of the Shares in the Offer, together with an election of Offeror's designees (see "General Information Regarding the Company--Right to Designate Directors; the Offeror Designees" in the Information Statement) to a majority of the seats on the Board of Directors.

   The Merger Agreement provides that as of the Effective Time (as defined in the Merger Agreement), each Company Option will be assumed by Parent and converted into an option (a "New Parent Option") to purchase, on the same terms and conditions as were applicable to such Company Option, the number of shares of Parent common stock (rounded to the nearest whole number) equal to the product of (1) the number of shares of Common Stock subject to such Company Option and (2) the Offer Price divided by the average of the closing sales prices of Parent common stock on the New York Stock Exchange for the ten
(10) consecutive days immediately prior to and including the day preceding the Effective Time, at an exercise price per share of Parent common stock (rounded to the nearest whole cent) equal to the quotient of (x) the aggregate exercise price for the shares of Common Stock subject to such Company Option and (y) the aggregate number of shares of Parent common stock purchasable pursuant to the New Parent Option (as calculated immediately above). However, in the case of any Company Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

Item 4. The Solicitation or Recommendation

   (a) Recommendation of the Board of Directors.

   At a meeting held on May 3, 2000, the Board of Directors of the Company (the "Board" or the "Board of Directors") unanimously (by all directors present) approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders. Accordingly, the Board of Directors recommends that the Company's stockholders accept the Offer and tender their Shares pursuant thereto.

   (b) Background of the Offer; Reasons for the Recommendation.

   Background of the Offer.

   In the fall of 1999, the Board of Directors met with senior management at a regularly scheduled strategic planning meeting to discuss the Company's strategic direction. During the course of this meeting, management made various presentations to the Board regarding the Company's pharmacy benefit management ("PBM") and health information technology ("HIT") businesses and the Company's long-term strategy relative to those businesses. Based on these discussions, the Board determined that the Company needed to find alternatives to allow it to effectively compete and that the Company needed to leverage margins in the HIT business to offset pressure on margins in the Company's traditional PBM business. The Board directed senior management of the Company to begin to consider a variety of strategic alternatives for the Company to achieve these goals, including acquisitions and strategic alliances to add scale in the PBM business and to expand high-margin HIT offerings, a strategic re-alignment of the Company's PBM and HIT businesses and a possible business combination.

   Following this strategic planning meeting, the Board of Directors requested Merrill, Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to contact potential strategic partners on an informal basis regarding whether such potential strategic partners might have an interest in effecting a strategic transaction with the Company. Merrill Lynch received oral indications of interest from several parties, including Parent, who each expressed a desire for further discussions regarding a potential business combination with the Company.

   On December 1, 1999, Parent indicated in writing its desire to pursue a possible business combination and expressed a desire to conduct its due diligence on an exclusive basis. Although the Company did not formally agree to proceed with Parent on an exclusive basis, the Company did enter into a confidentiality agreement with Parent on December 8, 1999.

   During the second half of 1999, and early in 2000, the pressure on the Company's margins in its PBM business (which the Company had previously identified) intensified. For example, on January 4, 2000, the Company announced that it had signed a three-year agreement to provide American Medical Security Group, Inc. ("AMS") with comprehensive PBM services. This agreement replaced the existing agreement with AMS, the Company's largest single customer for PBM services. Due to the competitive pricing structure of the new PBM agreement with AMS, the Company estimated that the contribution to operating income under the new agreement was expected to be approximately $2 million less for calendar 2000 than it would have been had the existing agreement been extended through calendar 2000.

   Throughout January and into February 2000, Parent conducted due diligence regarding the Company, and received a presentation from senior management regarding the Company on February 14, 2000. During its due diligence review, the Company responded to numerous requests by Parent for additional information.

   On February 28, 2000, Parent submitted a non-binding indication of interest to acquire the Company at a cash price in the range of $12.00 to $15.00 per Share. The indication of interest provided that it was Parent's intent to make arrangements to retain key employees of the Company as part of the proposed transaction. The indication of interest was conditioned on Parent completing additional due diligence and on the Majority Stockholder entering into an agreement to support the transaction and tender its shares. The indication of interest also contemplated that certain ancillary agreements between the Majority Stockholder and the Company would be modified and that the Majority Stockholder would agree to have the Company provide it with PBM services for a five-year period post-closing. Parent also sought an agreement that for thirty days neither the Company nor the Majority Stockholder would solicit other offers for or enter into negotiations (other than with Parent) regarding a possible business combination involving the Company. Neither the Company nor the Majority Stockholder agreed to such an exclusivity period.

   At a regularly scheduled meeting on February 29, 2000 and again at a special meeting on March 7, 2000, the Board of Directors met to discuss Parent's preliminary indication of interest as well as the level of interest expressed by other potential bidders. At the conclusion of the March 7 meeting, the Board instructed management and Merrill Lynch to pursue other bidders for the Company in addition to Parent.

   In March 2000, Merrill Lynch, on behalf of the Company, contacted various other parties to determine their interest in effecting a business combination with the Company. The Company entered into confidentiality agreements with several other potential acquirors, which thereafter conducted due diligence regarding the Company and received presentations from senior management of the Company. The parties, including the Parent, were ultimately provided with a proposed form of Merger Agreement and given a deadline for the submission of final binding offers to acquire the Company.

   On April 18, 2000, in accordance with instructions from Merrill Lynch provided to all interested parties, Parent submitted a final proposal to acquire all of the Company's outstanding shares at $13.50 per Share in cash. The offer submitted by Parent did not contain a financing contingency. Parent's proposal was contingent upon (1) approval by Parent's Board of Directors, (2) Parent entering into employment agreements with certain key employees of the Company, (3) the Majority Stockholder irrevocably committing to support the transaction by entering into a stock option and voting agreement whereby the Majority Stockholder would, among things, agree to tender its shares into the Offer, (4) the Majority Stockholder entering into a side letter pursuant to which it would agree, among other things, to purchase PBM services from the Company for five years after the closing, commit to a continuation of the Company's lease on its headquarters facility at the then applicable rates to the Company, extend to the Company certain information technology services through January 31, 2002 and enter into an amended tax sharing agreement with the Company and (5) final confirmatory due diligence. In addition, Parent sought to cause the Majority Stockholder to indemnify Parent on a dollar-for-dollar basis in the event that the Company's working capital at closing was below a specified level.

   Merrill Lynch also received a proposal submitted by another bidder to acquire all of the Company's outstanding Shares that was at a price range below the price offered by Parent, was subject to the completion of additional due diligence and contained a financing contingency.

   On April 19, 2000, the Board of Directors met to discuss the proposal received from Parent and the second party. Merrill Lynch and counsel for the Company reviewed in detail with the directors the terms of Parent's proposal. Merrill Lynch also reviewed with the directors the proposal it had received from the second party. In addition, counsel reviewed with the directors their fiduciary obligations in considering a potential business combination transaction. At the conclusion of the meeting, the Board of Directors determined Parent's proposal was superior to that of the second party for various reasons, including price range and contingencies, and directed management to proceed to determine if a transaction on acceptable terms with Parent could be negotiated.

   On April 24, 2000, representatives of the Company and Parent met to discuss certain aspects of the Company's business, including a projected negative trend in the Company's financial performance for the first two months of its first fiscal quarter as compared to the plan provided to Parent in connection with its due diligence. Representatives of the Company and Parent also discussed the terms of the employment arrangements for those senior executive officers of the Company from whom Parent was seeking employment agreements as a condition precedent to entering into the Merger Agreement.

   Throughout the next several days representatives of the Company, the Majority Stockholder and Parent, as well as their respective legal and financial advisors, continued to discuss the proposed business combination and negotiate the terms of the Merger Agreement, Stockholder Agreement and Side Letter.

   On April 26, 2000, representatives of the Parent and the Company along with their respective legal and financial advisors met by telephone conference to discuss various due diligence issues relating to the Company's business operations, including the Company's recent financial performance.

   On April 27, 2000, Parent advised the Company that it was willing to proceed with the transaction but was reducing its offer to $12.00 per Share in cash based on its review of the projected negative trend in the Company's financial performance as compared to the plan provided to Parent.

   On April 28, 2000, the Board of Directors met by telephone conference for an update on the status of the negotiations and to review Parent's revised offer. Senior management reviewed with the directors the Company's recent financial performance and long-term prospects. Merrill Lynch also reviewed with the directors its financial analysis of the revised offer and the status of discussions with other potential bidders. Merrill Lynch noted that the reduction in purchase price was approximately proportional to the reduction in the Company's financial performance as compared to the plan provided to Parent on an annualized basis. At the conclusion of this meeting, management of the Company was directed by the Board to seek to enhance the purchase price being offered by Parent as part of an overall resolution of the remaining outstanding issues.

   On May 1, 2000, the Company through Merrill Lynch discussed with Parent a possible increase in the purchase price and a resolution of the remaining open issues. On May 2, 2000, Parent increased its purchase price to $12.25 per Share and agreed to a resolution in principle of the remaining open issues.

   Thereafter, representatives of the Company, the Majority Stockholder and Parent, as well as their respective legal and financial advisors, proceeded to complete negotiations on the Merger Agreement, the Stockholder Agreement and the Side Letter. In addition, the senior executives of the Company completed their negotiations with Parent regarding the terms of their respective Employment Agreements.

   On the afternoon of May 3, 2000, the Board of Directors met by telephone conference and received reports from senior management and reviewed with counsel the final terms of the Merger Agreement, including the fiduciary out, termination provisions and conditions to consummation of the Offer and the Merger. In addition, counsel also reviewed with the directors the terms of the Stockholder Agreement, the Side Letter and the Employment Agreements. Counsel also reviewed with the directors their fiduciary obligations in connection with the consideration of a transaction such as the one proposed with Parent. At this meeting, Merrill Lynch delivered its oral opinion to the Board of Directors (which was subsequently delivered in writing) to the effect that, as of such date and based upon and subject to the various assumptions, limitations and qualifications described in the opinion, the proposed cash purchase price of $12.25 per Share to be received by the stockholders of the Company in the Offer and the Merger was fair from a financial point of view to such stockholders. The Board of Directors then discussed the presentations it had received at this and other Board meetings and unanimously approved (by all directors present) the Merger Agreement and the Side Letter and the transactions contemplated thereby, and authorized their execution.

   Early in the morning on May 4, 2000, the parties completed negotiations and the Company and Parent executed the Merger Agreement, the Company and the Majority Stockholder executed the Side Letter and the Majority Stockholder and Parent executed the Stockholder Agreement. The Employment Agreements were also executed by the parties thereto on that date. Thereafter, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

   Thereafter, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

   Reasons for the Recommendation. In reaching its conclusions and recommendations described in paragraph (a) of this Item 4 above, the Board of Directors considered a number of factors, including the following:

     (1) Company Operating and Financial Condition. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including risks involved in achieving those prospects and objectives, and the current and expected conditions in the PBM and HIT industries in which the Company's business operates.

     (2) Transaction Financial Terms/Premium to Market Price. The relationship of the Offer Price to the historical market prices of the Shares. The $12.25 Offer Price represents a 60.7% premium over the $7.63 closing price of the Shares on the New York Stock Exchange on May 3, 2000 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

     (3) Industry Conditions. The Board considered the current competitive pressures in the PBM industry, including e-health initiatives and pricing and margin pressures, and the impact of such factors on the Company's projected profitability and cash flow. The Board also considered the current and prospective conditions and trends in the stock market valuations and ongoing consolidation activity in the PBM industry and the anticipated effects of those conditions and trends on the Company and its stockholders.

     (4) Strategic Alternatives. The presentation of Merrill Lynch and the Board's review with respect to trends in the industries in which the Company's business operates and strategic alternatives available to the Company, including remaining an independent public company, the possibility of acquisitions or mergers with other companies in such industry, strategic alliances or re-alignments and extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered possible alternatives to the Offer and the Merger involving third parties, the likelihood of consummation with respect to such proposals and the risks associated therewith.

     (5) Merrill Lynch Fairness Opinion. The presentation from Merrill Lynch and the written opinion of Merrill Lynch, dated May 3, 2000, that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications described in the opinion, the $12.25 per Share cash consideration to be received by holders of Shares was fair from a financial point of view to such holders. The full text of the written opinion of Merrill Lynch to the Board of Directors, which sets forth the procedures followed, the factors considered, the assumptions made and the limitations on the review undertaken by Merrill Lynch in arriving at its opinion, is attached hereto as Annex B and incorporated by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Merrill Lynch becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

     (6) Majority Stockholder Support. The fact that the Majority
  Stockholder, the beneficial owner of approximately 64.5% of the outstanding Shares, is in favor of the Offer, the Merger and the transactions contemplated thereby and would, after approval of the Offer and the Merger by the Board, enter into the Stockholder Agreement, pursuant to which it has agreed to tender its shares in the Offer and to support Parent's transaction.

     (7) Timing of Completion. The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

     (8) Limited Conditions to Consummation. Parent's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining regulatory approvals, as compared to a transaction with other potential partners, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals. The Board was aware that Parent's obligation to consummate the Offer is subject to the condition that the Company's working capital may not be less than $55.0 million, subject to the ability of the Majority Stockholder to cure any shortfall in working capital.

     (9) Alternative Transactions. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may furnish information and access to any person making an unsolicited, bona fide written fully-financed all-cash acquisition proposal and may participate in discussions and negotiate with such person concerning such acquisition proposal if, among other things, the Board determines in good faith that such acquisition proposal would result in a transaction more favorable to the Company's stockholders from a financial point of view, taking into account advice of financial advisors. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Parent an $8,000,000 termination fee and expenses of up to $1,500,000, and gives Parent four business days' notice prior to terminating the Merger Agreement (during which period Parent may match any such superior transaction). The Board considered the possible effect of these provisions of the Merger Agreement, and the terms of the Stockholder Agreement, on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees, non-solicitation of acquisition proposals and the execution of the Stockholder Agreement by the Majority Stockholder were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board also considered the contacts that the Company had with certain third parties regarding a potential transaction involving the Company and the proposal by another bidder to acquire all of the Shares, and took into account the views of management and Merrill Lynch as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

     (10) Potential Conflicts of Interest. The interests of certain Company executives and affiliates in the Offer and the Merger (see Item 3 under the captions "Transaction Agreements--The Side Letter" and "--Certain Agreements and Plans").

   In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to unanimously (by all directors present) approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

   (c) Intent to Tender.

   To the Company's knowledge after reasonable inquiry, each executive officer, director, affiliate (subject to the terms of the Stockholder Agreement in the case of the Majority Stockholder) or subsidiary of the Company currently intends to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Pursuant to the terms of an engagement letter, dated as of December 6, 1999, the Company engaged Merrill Lynch to act as its financial advisor in connection with various possible transactions, including transactions contemplated by the Merger Agreement (a "Business Combination"). As part of its role as financial advisor, Merrill Lynch delivered a fairness opinion to the Board of Directors. Pursuant to the engagement letter, Merrill Lynch will receive from the Company an aggregate financial advisory fee, contingent upon the closing of a Business Combination, equal to 1% of the aggregate purchase price paid in such Business Combination, but in no case less than $2.0 million. The Company has also agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its outside legal counsel, and to indemnify Merrill Lynch and related parties against certain liabilities, including liabilities under the federal securities laws arising out of Merrill Lynch's engagement.

   Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   No transactions have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. However, on February 29, 2000, the Company granted options to purchase an aggregate of 326,500 Shares, at a per Share option price of $7.19, to certain officers of the Company.

Item 7. Purpose of the Transaction and Plans or Proposals.

   Except as set forth herein, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

   Rights Agreement. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at an exercise price of $120.00 per one one-thousandth of a Preferred Share, subject to adjustment. On the earlier of (1) the tenth day following a public announcement that any individual, firm, corporation or other entity (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares, exclusive of the Majority Stockholder or (2) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender or exchange offer, the consummation of which would result in any person becoming the beneficial owner of 15% or more of the then outstanding Shares (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire Shares having a market value of two times the exercise price of the Right, or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the exercise price of the Right. The Board may redeem the Rights at a price of $.01 per Right at any time prior to a person becoming an Acquiring Person.

   Prior to the execution of the Stockholder Agreement, the Company and the Rights Agent under the Rights Agreement amended the Rights Agreement as of May 4, 2000 to provide that (1) Parent and its affiliates will not be deemed to be the beneficial owners of Shares as a result of the Merger Agreement or the Stockholder Agreement or any purchase of Shares thereunder and (2) nothing in the Rights Agreement will create or cause a

Distribution Date or constitute an event pursuant to which a Person becomes an Acquiring Person as a result of the execution of the Merger Agreement or the Stockholder Agreement or the commencement or consummation of the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

   Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66- 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of
Section 203, the Board of Directors has approved the Merger Agreement and the Stockholder Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Stockholder Agreement.

   Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Offeror will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Offeror does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, a meeting of the Company's stockholders will be required to effect the Merger.

   Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, an amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Offeror pursuant to the Offer is subject to such requirements.

   Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form (the "Form") with respect to the Offer. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Parent additional information or documentary material relevant to the Offer. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order.

   The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws.

The Company does not, and Parent has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Sections 13 and 15 of the Offer to Purchase for a description of the conditions of the Offer with respect to litigation and certain governmental actions and of certain termination rights.

   Both the Company and Parent intend to file Forms with the Antitrust Division and the FTC as soon as practicable.

   Offeror's Designation of Persons to be Elected to the Board of Directors. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Offeror, pursuant to the terms of the Merger Agreement, of certain persons to be elected to a majority of the seats on the Board of Directors other than at a meeting of the Company's stockholders.

   Certain Litigation. On May 8, 2000, a purported class action was filed in the Circuit Court of the State of Wisconsin for Waukesha County by James Jorgensen (Case No. 00CV-938), an alleged stockholder of the Company (the "Action"). The complaint evidencing the Action (the "Complaint") names the Company and the directors of the Company as defendants (the "Defendants") and alleges, among other things, that (1) the Company's directors breached their respective fiduciary duties by engaging in self-dealing, failing to take steps to maximize the value of the Company, including avoiding competitive bidding and ignoring or failing to protect against conflicts of interest of the directors of the Company, and (2) the proposed purchase price for the Shares does not represent the true value of the Company. The Complaint requests that the Circuit Court, among other things, declare that the Action is a proper class action, enjoin the Offer or rescind the Offer to the extent completed, and award compensatory monetary damages, including reasonable attorneys' and experts' fees. Neither the Company, nor to the Company's knowledge any of its directors, have been served with the Complaint.

   The Company believes the Action to be without merit and the Company intends to vigorously contest all allegations set forth in the Complaint. There can be no assurances, however, with regard to other outcome of the Action.

Item 9. Exhibits.

 Exhibit
  Number                               Description
 -------  ---------------------------------------------------------------------
 (a)(1)*  Letter to Stockholders of ProVantage Health Services, Inc., dated May
          10, 2000.

 (a)(2)*  Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated
          May 3, 2000.

 (a)(3)   Joint Press Release issued by Merck & Co., Inc. and ProVantage Health
          Services, Inc. on May 4, 2000 [Incorporated by reference to Joint
          Press Release under cover of Schedule 14D-9 filed by ProVantage
          Health Services, Inc. on May 4, 2000].

 (a)(4)   Sections 13 and 15 of the Offer to Purchase dated May 10, 2000
          [Incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Merck & Co., Inc. and PV Acquisition Corp. on
          May 10, 2000].

 (a)(5)   Press Release issued by ProVantage Health Services, Inc. on May 10,
          2000 [Incorporated by reference to Press Release under cover of
          Schedule 14D-9 filed by ProVantage Health Services, Inc. on May 10,
          2000].

 (e)(1)   Agreement and Plan of Merger, dated as of May 4, 2000, among Merck &
          Co., Inc. PV Acquisition Corp. and ProVantage Health Services, Inc.

 (e)(2)   Stockholder Agreement, dated as of May 4, 2000, among ShopKo Stores,
          Inc., SKO Holdings, Inc., Merck & Co., Inc. and PV Acquisition Corp.

 (e)(3)   Side Letter, dated as of May 4, 2000, among ProVantage Health
          Services, Inc., ShopKo Stores, Inc. and Merck & Co., Inc.

 (e)(4) Amended and Restated Tax Matters Agreement, dated as of May 4, 2000, between ShopKo Stores, Inc. and ProVantage Health Services, Inc.

 (e)(5)   Amendment to Lease Agreement, dated as of May 4, 2000, between ShopKo
          Stores, Inc. and PV Acquisition Corp.

 (e)(6)   First Amendment to Rights Agreement, dated as of May 4, 2000, between
          ProVantage Health Services, Inc. and Norwest Bank Minnesota, National
          Association.

 (e)(7)   Employment Agreement, between Merck-Medco Managed Care, L.L.C. and
          Jeffrey A. Jones.

 (e)(8)   Employment Agreement, between Merck-Medco Managed Care, L.L.C. and
          Joseph A. Coffini.

 (e)(9)   Employment Agreement, between Merck-Medco Managed Care, L.L.C. and
          Peter F. Hoffman.

 (e)(10)  Employment Agreement, between Merck-Medco Managed Care, L.L.C. and
          Glen Laschober.

 (e)(11)  Employment Agreement, between Merck-Medco Managed Care, L.L.C. and
          Matthew Zirpoli.

 (e)(12)  Form of ProVantage Health Services, Inc. Change of Control Severance
          Agreement.

 (e)(13)  Confidentiality Agreement, dated as of December 8, 1999, between
          ProVantage Health Services, Inc. and Merck & Co., Inc.

 (e)(14)* The Information Statement of ProVantage Health Services, Inc.

--------
*  Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: May 10, 2000.

                                          PROVANTAGE HEALTH SERVICES, INC.

                                                 /s/ Jeffrey A. Jones
                                          By: _________________________________
                                                     Jeffrey A. Jones
                                               President and Chief Executive
                                                          Officer

                                                                        ANNEX A

                       ProVantage Health Services, Inc.
                          N19 W24130 Riverwood Drive
                           Waukesha, Wisconsin 53188

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement (the "Information Statement") is being mailed on or about May 10, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to the holders of the Common Stock of ProVantage Health Services, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror to a majority of the seats on the Board of Directors of the Company (the "Board" or the "Board of Directors"). The Merger Agreement requires the Company to cause Offeror's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, Offeror commenced the Offer on May 10, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 14, 2000, unless the Offer is extended.

   The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Offeror and the Offeror Designees (as defined below) has been furnished by either Parent or Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

   The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 4, 2000, there were 18,150,000 Shares issued and outstanding and 873,309 Shares reserved for issuance upon the exercise of outstanding options (none of which were exercisable). The Board currently consists of six members, divided into three classes. Each director holds office for a three-year term and until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

Right to Designate Directors; the Offeror Designees

   Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment for, Shares by Offeror pursuant to the Offer (and, to the extent the Minimum Tender Condition is waived, the exercise of the Option), Offeror will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (the "Offeror Designees"), equal to the product of the number of directors on the Board multiplied by the percentage that the number of votes represented by Shares so purchased and Shares otherwise held by Parent and its affiliates, if any, bears to the total number of votes represented by Shares then outstanding. In furtherance thereof, the Company has agreed, subject to applicable law, either to increase the size of the Board or obtain the resignations of such number of incumbent directors, or both, as is necessary to enable the Offeror Designees to be so elected or appointed to the Board. The Company's obligation to appoint the Offeror Designees is subject to Section 14(f) of the Exchange Act and other applicable laws. The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who are neither officers, directors, stockholders or designees of Offeror or any of its affiliates ("Offeror Insiders") shall continue to serve on the Board until the effectiveness of the Merger and each committee of the Board shall have at least one member who is not a Offeror Insider.

   Following the election or appointment of the Offeror Designees to the Board, but prior to the effectiveness of the Merger, any amendment or termination of the Merger Agreement by the Company, any extension or waiver by the Company of the time of performance of any of the obligations or other acts of Parent or Offeror under the Merger Agreement and any waiver of the Company's rights under the Merger Agreement require the concurrence of a majority of the directors of the Company then in office who are not Offeror Insiders.

   Offeror has informed the Company that it will choose the Offeror Designees from the directors and executive officers listed in Annex I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Offeror has informed the Company that each of the directors and executive officers listed in Annex I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Annex I is incorporated herein by reference.

   Offeror has advised the Company that to the best knowledge of Offeror, none of the Offeror Designees currently is a director of, or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Offeror Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. None of the Offeror Designees has any family relationship with any director or executive officer of the Company.

   Offeror has advised the Company that none of the persons listed in Annex I to the Offer to Purchase has during the last five years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Members of the Board of Directors

   The names of the Company's current directors and certain information about them, as of January 29, 2000, are set forth below. As indicated above, some of the current directors may resign promptly following the purchase of Shares by Offeror pursuant to the Offer (and, if applicable, the exercise of the Option).

   William J. Podany, 53, director of the Company since July 1999. Mr. Podany has been the Chairman of the Board of the Company since March 2000, Chairman of the Board of Directors of ShopKo Stores, Inc. ("ShopKo") since March 2000, President and Chief Executive Officer of ShopKo since March 1999 and a director of ShopKo since July 1997. Mr. Podany was President and Chief Operating Officer of ShopKo's retail stores from November 1997 to March 1999 and was Executive Vice President of ShopKo from November 1994 to March 1999. From 1992 to 1994, he was Executive Vice President-Merchandise of Carter Hawley Hale, a federation of four department store chains. Mr. Podany has held senior merchandising executive officer positions with Allied Stores, May Department Stores and Carter Hawley Hale since 1978.

   Jeffrey A. Jones, 53, director of the Company since July 1999. Mr. Jones has been the President and Chief Executive Officer of the Company since July 1999 and was Executive Vice President and Chief Operating Officer from November 1997 to July 1999. Prior thereto, he served as the Senior Vice President and Chief Financial Officer of ShopKo from November 1993 to August 1998. Mr. Jones had 11 years of executive and chief financial officer experience and 11 years of experience with Arthur Andersen & Co. Mr. Jones is a director and the chairman-elect of Pharmacy Care Management Association and a director of Boys and Girls Club of Green Bay.

   Jeffrey C. Girard, 52, director of the Company since July 1999. Mr. Girard has been a director of ShopKo since June 1991 and the President of Girard & Co. of Minneapolis, Minnesota, a private consulting company, and was previously an Adjunct Professor at the Carlson School of Management, University of Minnesota. Mr. Girard was Executive Vice President and Chief Financial Officer of Supervalu Inc. from October 1992 to July 1997 and prior thereto, he held the positions of Executive Vice President, Chief Financial Officer and Treasurer of Supermarkets General Holdings Corporation and Senior Vice President and Chief Financial Officer of Supervalu Inc.

   Dale P. Kramer, 60, director of the Company since January 1998. Mr. Kramer was Chairman of the Board of the Company from January 1998 to March 2000 and has been a director of ShopKo since August 1991, Chairman of the Board of ShopKo from July 1997 to March 2000 and President and Chief Executive Officer of ShopKo from February 1991 to March 1999. Prior thereto, he served as ShopKo's Executive Vice President from April 1983 to February 1986 and as its Executive Vice President and Chief Operating Officer from February 1986 to February 1991. Mr. Kramer was employed by ShopKo in various other positions since 1971.

   Terry R. Thompson, 42, director of the Company since August 1999. Mr. Thompson has been the Chairman and Chief Executive Officer of Medical Logistics, a provider of transportation and logistics service to institutional pharmacies, drug wholesalers, clinical laboratories and other health care entities, since March 1997. Prior thereto, he served as the Executive Vice President, Business Operations and a director of Merit Behavioral Care Corporation, Inc., a provider of specialty outpatient clinics, from September 1996 to March 1997. Prior to joining Merit, Mr. Thompson had been employed by Parent and its affiliates since 1990, where he served as Executive Vice President of Operations for Merck-Medco Managed Care, LLC as well as President of its subsidiary companies, Paid Prescriptions, National Pharmacies and National Rx Services.

   Gregory H. Wolf, 43, director of the Company since July 1999. Mr. Wolf has been a director of ShopKo since November 1998 and Chairman and Chief Executive Officer of nextHR.com, an application service provider of human resource asset management services, since January 2000. Prior thereto, he served as an officer of Humana, Inc., a provider of managed healthcare products and services, from October 1995 to August 1999; having first served as Senior Vice President of Sales and Marketing, as Chief Operating Officer from July 1996 to September 1996, as President from September 1996 through November 1997 and as President, Chief Executive Officer and Director from December 1997 to August 1999. Prior to joining Humana, Mr. Wolf had been employed by EMPHESYS Financial Group, Inc. and its affiliates since 1988, where he most recently served as President. In October 1995, EMPHESYS was acquired by Humana. Mr. Wolf is also a director of InSystems Technologies and Shreyer Honors College and Institute for Innovation in Learning and a national trustee for the Boys and Girls Clubs of America.

Board of Directors Meetings and Committees

   The Board of Directors held three meetings and acted by consent 11 times in the fiscal year ended January 29, 2000. Each incumbent director participated in 75% or more of the total number of the meetings of the Board and those of the committees of which such director is a member held during the period for which he was a director.

   The Board has three standing committees: the Compensation Committee, the Executive Committee and the Audit Committee. The Board does not have a standing nominating committee.

   The Compensation Committee is currently comprised of Messrs. Kramer (Chairman), Girard and Wolf. The duties of the Compensation Committee are to provide a general review of the company's compensation and benefit plans to ensure that they meet corporate objectives. The Compensation Committee has the authority to administer the Company's employee stock options and stock incentive plans. In addition, the Compensation Committee approves the (1) compensation of all corporate officers, (2) grant of awards under the Company's compensation and benefit plans and (3) adoption of and changes in major corporate compensation policies and practices, and reports its recommendations to the full Board of Directors for approval and to authorize action. The Compensation Committee met one time in the fiscal year ended January 29, 2000.

   The Audit Committee is currently comprised of Messrs. Girard (Chairman) and Thompson. The duties of the Audit Committee are to recommend to the full Board of Directors the selection of independent certified public accountants to audit annually the financial statements of the Company, to review the activities and the reports of the independent certified public accountants and to report the results of such review to the full Board. The Audit Committee also monitors the internal controls of the Company. The Audit Committee met one time in the fiscal year ended January 29, 2000.

Director Compensation

   Each director who is not an employee of the Company or ShopKo receives an annual retainer fee of $10,000, a fee of $1,000 for each Board meeting in which the director participates and a fee of $1,000 for each committee meeting in which the director participates, if such committee meeting is not held on the same day as a Board meeting. The Company reimburses all non-employee directors for travel and related expenses incurred in connection with Board and committee meetings.

   The Company's 1999 Stock Incentive Plan authorizes various stock incentive awards to non-employee directors. Messrs. Kramer, Wolf and Girard were granted options to purchase 4,762 shares of Common Stock, and Mr. Podany was granted an option to purchase 11,905 shares of Common Stock, at $18.00 per share on July 19, 1999. Additionally, on August 16, 1999, Mr. Thompson was granted an option to purchase 4,762 shares of Common Stock at $12.125 per share.

Executive Officers of the Company

   The names of the Company's current executive officers, their ages as of January 29, 2000 and certain other information about them, as of April 19, 2000, is set forth below.

                                                                       Served in Employed
                                                                        Current   by the
                                                                       Position  Company
Name                          Age               Position                 Since    Since
----                          ---               --------               --------- --------
Jeffrey A. Jones............   53 President and Chief Executive          1999      1997
                                   Officer
Robert J. Abramowski, CPA...   49 Senior Vice President of Finance and   1999      1999
                                   Chief
                                   Financial Officer
George M. Barlow............   53 Senior Vice President, Healthcare      1999      1997
                                   Information Technology
Joseph A. Coffini, RPh......   52 Senior Vice President, Business        1999      1993
                                   Development and Marketing
Vincent Gallucci............   32 Senior Vice President, Organization    2000      1998
                                   Development and Human Resources
Peter F. Hoffman, M.D., PhD.   55 Senior Vice President and Chief        1999      1998
                                   Medical Officer
Glen C. Laschober...........   49 Executive Vice President, Health       1997      1997
                                   Benefit
                                   Management
Matthew J. Zirpoli..........   36 Senior Vice President of Sales         2000      1993

   See "Current Members of the Board of Directors" above for background information on Mr. Jones.

   Robert J. Abramowski, CPA, has served as the Company's Senior Vice President of Finance and Chief Financial Officer since October 1999. Mr. Abramowski served as Vice President and Controller with Extendicare Health Services from October 1983 to December 1989 and as Vice President of Finance and Chief Financial Officer from January 1990 to March 1998. Following his tenure with Extendicare, Mr. Abramowski served as Chief Financial Advisor to Americor Management Services, L.L.C. Mr. Abramowski spent eleven years with Arthur Andersen & Co.

   George M. Barlow has served as the Company's Senior Vice President, Healthcare Information Technology since January 1999. He served as the Vice President, General Manager of ProVMed, L.L.C. from December 1997 to January 1999. From 1995 to 1997, Mr. Barlow was Senior Director of Corporate Marketing with HealthVision, Inc. He was the President of Distributed Micro Systems, Inc. from 1980 to 1995.

   Joseph A. Coffini, RPh, has served as the Company's Senior Vice President, Business Development and Marketing since January 1999. He served as the Company's Vice President, Managed Care Services from November 1994 to January 1999 and from February 1993 to November 1994 he held the position of Director of Managed Care. Mr. Coffini served as Pharmacy Division President from 1990 to 1993 of Geriatric and Medical Companies, Inc. and as National Sales Manager of Third Party Programs from 1986 to 1990 for Thrift Drug Company, Inc.

   Vincent Gallucci has served as the Company's Senior Vice President, Organization Development and Human Resources since March 2000. Prior thereto, Mr. Gallucci served as Vice President, Organizational Development from September 1998 to March 2000. Mr. Gallucci was Director, Organization Development from January 1997 to September 1998 and Human Resources Manager from May 1995 to January 1997 with Capital District Physicians' Health Plan, Inc. Prior thereto Mr. Gallucci was the employment manager with Delmar Publishers from May 1993 to May 1995.

   Peter F. Hoffman, M.D., PhD, has served as the Company's Senior Vice President and the Chief Medical Officer since January 1999. He served as the Vice President and the Chief Medical Officer of PharMark from January 1998 to January 1999. From June 1996 to January 1998, Dr. Hoffman was the Chief Medical Officer of

Wang Healthcare Information Systems, an electronic medical records company. From 1966 until his retirement as a Brigadier General in 1996, Dr. Hoffman served as a Medical Corps Officer in the United States Air Force. He commanded a wide range of medical treatment facilities, served as the Command Surgeon of three commands and was the Director of Programs and Resources in the Office of the Surgeon General of the Air Force.

   Glen C. Laschober has served as the Company's Executive Vice President, Health Benefit Management since he joined the Company in March 1997. From 1989 to 1997, Mr. Laschober was with Caremark International, Inc., where his most recent position was Vice President and General Manager of Caremark's prescription service division. Mr. Laschober also served in senior management positions at the NutraSweet and GD Searle divisions of Monsanto Company.

   Matthew J. Zirpoli has served as the Company's Senior Vice President of Sales since March 2000. Prior thereto, Mr. Zirpoli served as Vice President of Sales from May to March 2000 and National Sales Director from February 1993 to May 1995. Mr. Zirpoli was Vice President Sales from April 1990 to February 1993 and Manager, Contract Sales from September 1989 to April 1990 for Innovative Pharmacy Services, Inc.

   The term of office of each executive officer is from one annual meeting of the directors until the next annual meeting of directors or until a successor for each is selected. There are no arrangements or understandings between any of the executive officers of the Company and any other person (not an officer or director of the Company acting as such) pursuant to which any of the executive officers were selected as an officer of the Company.

   There are no family relationships between or among any of the directors or executive officers of the Company.

                             SECURITY OWNERSHIP OF
                           CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT

   Set forth in the table below is information regarding the beneficial ownership of shares of the Common Stock by each person or entity known by the Company to beneficially own 5% or more of the total number of outstanding shares of the Common Stock, and information regarding the beneficial ownership of shares of the Common Stock and shares of ShopKo, the Company's majority stockholder, common stock by (i) each director of the Company, (ii) the Company's Named Executive Officers (as defined below) and (iii) the directors and executive officers of the Company as a group. Except as otherwise noted, information with respect to directors and executive officers is as of January 29, 2000.

                                  ProVantage Common
                                        Stock             ShopKo Common Stock
                                 ---------------------- -----------------------
                                  Amount and              Amount and
                                  Nature of                Nature of
                                  Beneficial              Beneficial
Name of Beneficial Owner         Ownership(1)   Percent Ownership(2)(4) Percent
------------------------         ------------   ------- --------------- -------
ShopKo Stores, Inc.(3)..........  11,710,000     64.5%          --        --
 700 Pilgrim Way
 Green Bay, WI 53404
Dale P. Kramer..................       8,150        *       370,000       1.2%
William J. Podany...............           0        *       113,000         *
Jeffrey C. Girard...............       1,630        *         4,000         *
Gregory H. Wolf.................       4,890        *         5,000         *
Terry R. Thompson...............           0        *             0         *
Jeffrey A. Jones................       1,730        *        76,000         *
Glen C. Laschober...............         480        *         8,000         *
Peter F. Hoffman................         100        *         1,200         *
Joseph A. Coffini...............       3,400        *           555         *
George M. Barlow................         210(5)     *           800         *
All directors and executive
 officers
 as a group (13 persons)........      23,210        *       578,960       1.9%

--------
*  Less than 1%
(1) Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) Includes shares which may be acquired within 60 days pursuant to stock options as follows: Mr. Kramer--280,000 shares; Mr. Podany--88,000 shares; Mr. Girard--3,000 shares; Mr. Jones--76,000 shares; Mr. Laschober--8,000 shares; Dr. Hoffman--1,200 shares; Mr. Coffini--480 shares; and Mr. Barlow--800 shares; and all directors and executive officers--457,960 shares.
(3) Based on Schedule 13G filed on February 14, 2000. According to this filing, ShopKo (through its wholly-owned subsidiary SKO Holdings, Inc.) has sole voting power and sole dispositive power with respect to all 11,710,000 shares.
(4) The number of shares shown does not reflect funds from ShopKo's Profit Sharing and 401(k) Plans invested in ShopKo common stock through the ShopKo Stock Fund. As of January 29, 2000, the approximate ShopKo Stock Fund account balances were as follows: Mr. Kramer--$204,877; Mr. Podany-- $63,704; Mr. Jones--$13,237; and Mr. Coffini--$24,414.
(5) Includes 105 shares held by Mr. Barlow's wife.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange and furnish the Company with copies of all such forms they file. Based solely on its review of the copies of such forms, the Company believes that during the fiscal year ended January 29, 2000 all reports required by
Section 16(a) to be filed by the Company's executive officers, directors and owners of more than 10% of the Company's Common Stock were filed on a timely basis, with the exception of Mr. Jones who reported one transaction late.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table (the "Summary Compensation Table") sets forth the compensation paid by the Company for each of the last two fiscal years to the Company's Chief Executive Officer and its other four most highly compensated executive officers (the "Named Executive Officers").

                                                          Long Term
                                                        Compensation
                                  Annual Compensation      Awards
                                 --------------------- ---------------
                                                         Securities
   Name and Principal                                    Underlying       All Other
        Position         Year(1) Salary($) Bonus($)(2) Options/SARs(#) Compensation($)
   ------------------    ------- --------- ----------- --------------- ---------------
Jeffrey A. Jones........  1999    360,150    234,098       103,000          79,989(3)
  President and Chief     1998    340,000    255,000             0         232,030
  Executive Officer

Glen C. Laschober ......  1999    200,227     91,103        38,850          23,643(4)
  Executive Vice          1998    192,115     67,240             0           5,284
   President,
  Health Benefit Manager

Peter F. Hoffman........  1999    170,926     70,241        24,600             174(6)
  Senior Vice President,  1998    163,000     40,750         3,000(5)       38,750
  Chief Medical Officer

Joseph A. Coffini.......  1999    161,000     66,346        24,600          11,016(7)
  Senior Vice President,  1998    152,696     30,539             0          73,686
  Business Development
   and Marketing

George M. Barlow........  1999    172,385     71,370        24,600           7,634(8)
  Senior Vice President,  1998    150,000     30,000         2,000(5)        6,275
  Healthcare Information
  Technology

--------
(1) Refers to fiscal years ended on the following dates: 1998: January 30, 1999; and 1999; January 29, 2000.
(2) Represents bonuses earned with respect to the indicated fiscal year pursuant to the Company's Executive Incentive Plan although all or a portion of the bonus may have been paid during the subsequent fiscal year.
(3) "All Other Compensation" for Mr. Jones includes the following: ProVantage-paid portion of individual life insurance policy: $174; 401(k) ProVantage match: $4,906; ShopKo profit sharing plan contributions: $37,244; relocation expenses and associated tax adjustments: $24,165; and car allowance: $13,500.
(4) "All Other Compensation" for Mr. Laschober includes the following:
    ProVantage-paid portion of individual life insurance policy: $174; 401(k) ProVantage match: $5,018; ShopKo profit sharing plan contributions:
    $6,451; and car allowance: $12,000.
(5) The securities referenced are options to purchase shares of ShopKo's common stock.

(6) "All Other Compensation" for Dr. Hoffman consists of ProVantage-paid portion of individual life insurance policy: $174.
(7) "All Other Compensation" for Mr. Coffini includes the following:
    ProVantage-paid portion of individual life insurance policy: $174; and ShopKo profit sharing plan contributions: $10,842.
(8) "All Other Compensation" for Mr. Barlow includes the following:
    ProVantage-paid portion of individual life insurance policy: $174; 401(k) ProVantage match: $4,569; and relocation expenses and associated tax adjustments: $2,891.

Option Grants Table

   The following table sets forth information about stock option grants during the fiscal year ended January 29, 2000 to the Named Executive Officers.

Option/SAR Grants in Last Fiscal Year

                                                                             Potential
                                     Individual Grants (1)              Realizable Value at
                         ----------------------------------------------   Assumed Annual
                          Number of    % of Total                         Rates of Stock
                          Securities  Options/SARs Exercise             Price Appreciation
                          Underlying   Granted to   or Base               for Option Term
                         Options/SARs Employees in   Price   Expiration -------------------
Name                      Granted(#)  Fiscal Year  ($/Share)    Date      5%($)    10%($)
----                     ------------ ------------ --------- ---------- --------- ---------
Jeffrey A. Jones........   103,000        21.6       18.00      2009    1,165,970 2,954,799
Glen C. Laschober.......    38,850         8.2       18.00      2009      439,786 1,114,504
Peter F. Hoffman........    24,600         5.2       18.00      2009      278,475   705,709
Joseph A. Coffini.......    24,600         5.2       18.00      2009      278,475   705,709
George M. Barlow........    24,600         5.2       18.00      2009      278,475   705,709

--------
(1) Forty percent (40%) of these stock options vest and become exercisable on the second anniversary of the date of grant, with an additional twenty percent (20%) of the options vesting and becoming exercisable on each successive anniversary of the date of grant. All stock options vest immediately upon a "change of control" of the Company, as defined in the Company's 1999 Stock Incentive Plan.

Option Exercise and Fiscal Year End Value Table

   The following table sets forth information with respect to the Named Executive Officers concerning stock options that were exercised during the last fiscal year and the number and value of options outstanding on January 29, 2000.

              Aggregated Option/SAR Exercises in Last Fiscal Year
                     and Fiscal Year-End Option/SAR Values

                                                    Number of Securities Underlying Value of Unexercised In-
                                                      Unexercised Options/SARs at   the-Money Options/SARs at
                             Shares                       Fiscal Year End(#)           Fiscal Year End($)
                          Acquired on      Value    ------------------------------- -------------------------
Name                     Exercise(#)(1) Realized($) Exercisable(1) Unexercisable(2) Exercisable Unexercisable
----                     -------------- ----------- -------------- ---------------- ----------- -------------
Jeffrey A. Jones........          0             0       76,000         136,000        213,500      23,625
Glen C. Laschober.......      6,000       134,970        8,000          59,850          4,470      13,400
Peter F. Hoffman........          0             0            0          27,600              0           0
Joseph A. Coffini.......     10,200       199,974          480          25,320              0           0
George M. Barlow........          0             0            0          26,600              0           0

--------
(1) The securities referenced are shares of ShopKo's common stock.
(2) Includes shares underlying options to purchase ShopKo common stock as follows: Mr. Jones--33,000; Mr. Laschober--21,000; Dr. Hoffman--3,000; Mr. Coffini--720; and Mr. Barlow--2,000.

Agreements With Executive Officers

   Employment Agreements. Merck-Medco Managed Care, L.L.C., a wholly-owned subsidiary of Parent and the parent company of Offeror, entered into Employment Agreements with five officers of the Company, including Messrs. Jones, Laschober, Hoffman and Coffini. The Employment Agreements will become effective on the Consummation Date and will supersede the Existing Severance Agreements entered into by those individuals. The Employment Agreements are described in Item 3 of the Schedule 14D-9 accompanying this Information Statement and are incorporated herein by reference.

   Indemnification of Directors and Officers. The Company's Amended and Restated Bylaws provide for the indemnification, or reimbursement for losses and expenses incurred in litigation relating to corporate affairs, of the Company's directors and officers to the full extent permitted by the DGCL. The Company has entered into agreements to indemnify, or reimburse, its directors and certain officers, in addition to the indemnification provided for in the Amended and Restated Bylaws. These agreements will, among other things, indemnify the Company's directors and certain of its officers to the full extent permitted by Delaware law for any claims, liabilities, damages, judgments, penalties, fines, settlements, disbursements or expenses, including attorneys' fees, incurred by such person in any action or proceeding, including any action by or in the Company's right, on account of services as one of its directors or officers. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. The Merger Agreement also contains certain provisions under which the Company's directors and officers are entitled to indemnification, which are described more fully in Section 13 of the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9 and is incorporated herein by reference.

   Change Of Control Severance Agreements. None of the Named Executive Officers will receive New Severance Agreements. The Company currently has in effect the Existing Severance Agreements with certain of its officers, including the Named Executive Officers. The Existing Severance Agreements provide that, if within two years after a "change of control" (as defined in the Existing Severance Agreements) the Company terminates the officer's employment other than for "cause" (as defined in the Existing Severance Agreements) or disability, or the officer terminates his employment for "good reason" (as defined in the Existing Severance Agreements) then the officer will be entitled to a lump sum cash payment equal to a multiple of one, one and one-half or two times the officer's annual base salary, plus a multiple of one, one and one-half or two times the lesser of (A) the officer's average annual bonus for the three fiscal years immediately preceding the date of termination or (B) the average of the officer's annual bonus "norm" for the three fiscal years immediately preceding the date of termination. The multiple referred to in this paragraph is two for Mr. Jones and one and one-half for Messrs. Laschober, Hoffman, Barlow and Coffini. Each officer would also receive his salary through the date of termination and all other amounts owed to the officer at the date of termination under the Company's benefit plans. In addition, under such circumstances, the officer will be entitled to continued health and dental coverage for the officer and the officer's family for a one, one and one-half or two year period after the date of termination. The Existing Severance Agreements provide that if certain amounts to be paid thereunder constitute "parachute payments," as defined in Section 280(G) of the Internal Revenue Code, the severance benefits owed to the officer may be decreased, but only if the result is to give the officer a larger after-tax benefit, than if the payments are not reduced. The officer is permitted to elect the payments to be reduced.

   Other Compensation. The Company provides certain personal benefits and other non-cash compensation to its executive officers. For the fiscal year ended January 29, 2000, the incremental cost of providing such compensation did not exceed the minimum amounts required to be disclosed under current rules under the Exchange Act for each of the Named Executive Officers.

Compensation Committee Interlocks and Insider Participation

   Prior to the Company's initial public offering, the compensation of the Company's executive officers was determined by ShopKo's compensation committee. The compensation committee consists of Messrs. Kramer, Girard and Wolf. All of these individuals are members of ShopKo's Board of Directors. Mr. Kramer is

ShopKo's former Chairman of the Board, President and Chief Executive Officer. The Company is a party to various agreements with ShopKo. Additionally, ShopKo was the Company's sole stockholder prior to the Company's initial public offering, and owns a substantial majority of the Company's Common Stock. See "Relationship with ShopKo."

                     REPORT OF THE COMPENSATION COMMITTEE

   The Compensation Committee was established after completion of the Company's initial public offering in July 1999. The Compensation Committee consists of Messrs. Kramer (Chairman), Girard and Wolf, none of whom are employees of the Company. The Compensation Committee is responsible for making recommendations to the Board concerning the compensation levels of the executive officers of the Company. The Compensation Committee also administers the Company's 1999 Stock Incentive Plan and determines awards to be made under such plan to the Company's executive officers and to other eligible individuals. It is currently expected that the Compensation Committee will review compensation programs for executive officers annually, commencing in 2000.

   With respect to 1999, virtually all of the compensation decisions for executive officers, including base salary and bonus levels and stock option awards for Mr. Jones, were made by ShopKo's compensation committee prior to the completion of the Company's initial public offering.

   Described below are the different forms of compensation, both short- and long-term, that the Compensation Committee may consider in making future recommendations to the Board.

   Base Salary. The Compensation Committee intends to set (and periodically adjust) the base salaries of the Company's executive officers at levels designed to attract and retain highly qualified individuals. The Compensation Committee expects to review information on the compensation levels of comparable public companies and to consider that information together with the executives' and the Company's performance in determining salary levels.

   Bonus Compensation. Historically, the Company's executive officers have had an opportunity for annual bonuses. The Compensation Committee intends to set target performance levels for the Company's executive officers which would result in eligible executive officers receiving bonus payouts based on a percentage of base salary if the performance goals set by the Compensation Committee are met for that year.

   Equity Based Compensation. The Company adopted the 1999 Stock Incentive Plan in connection with the Company's initial public offering. The Compensation Committee expects that stock option grants will be the primary form of long-term incentive compensation for the Company's executive officers. The Compensation Committee believes stock options are an effective means of incenting senior management to increase the long-term value of the Company's Common Stock.

   In making compensation decisions, it is the Compensation Committee's current intention to recommend plans and awards which will meet the requirements for deductibility for tax purposes under Section 162(m) of the Internal Revenue Code of 1986, as amended.

                          The Compensation Committee:

     Dale P. Kramer, Chairman   Jeffrey C. Girard    Gregory H. Wolf

                               PERFORMANCE GRAPH

   The following graph compares the percentage change in the cumulative total stockholder return on the Company's Common Stock for the period beginning on July 14, 1999 (the first day of trading of the Common Stock on the New York Stock Exchange) and ending on January 29, 2000 (the Company's fiscal year end), with the cumulative total return for the Russell 2000 Index and the cumulative total return for the Nasdaq Health Services Index, which has been selected as the Company's peer group. The comparison assumes $100 was invested on July 14, 1999 in the Company's Common Stock and in each of the comparison indexes, and assumes reinvestment of dividends.

                             [GRAPH APPEARS HERE]


---------------------------------------------------------------------
                                              7/14/99       1/29/00
---------------------------------------------------------------------
 ProVantage Health Services, Inc.              $100           $50
---------------------------------------------------------------------
 Russell 2000                                  $100           $91
---------------------------------------------------------------------
 Nasdaq Health Services                        $100           $74
---------------------------------------------------------------------

                           RELATIONSHIP WITH SHOPKO

   The Company entered into a number of agreements with ShopKo in connection with the July 1999 initial public offering of the Company's Common Stock. These agreements were entered into while the Company was a wholly-owned subsidiary of ShopKo, and, therefore, such agreements were not the result of arm's-length negotiations. As a result, there can be no assurance that each of these agreements, or the transactions provided for in these agreements, has been or will be effected on terms at least as favorable to the Company as could have been obtained from parties other than ShopKo.

   These agreements will be amended or terminated pursuant to the terms of the Side Letter, which the Company, ShopKo and Parent entered into in connection with the Merger Agreement. A summary of the Side Letter is contained in Item 3 of the Schedule 14D-9 accompanying this Information Statement and is incorporated herein by reference.

   The following is a summary of the material features of certain agreements, arrangements and transactions between the Company and ShopKo. The summaries of each of the following agreements are qualified in their entirety by reference to the full text of such agreement, a copy of which has been filed with the Securities and Exchange Commission.

   Credit Agreement. The Company has entered into a credit agreement with ShopKo to provide the Company with a revolving line of credit which expires on January 31, 2001. Pursuant to the credit agreement, ShopKo has agreed, subject to certain conditions, to make advances to the Company on a revolving basis in an aggregate amount not to exceed $25.0 million. Borrowings under the credit agreement will bear interest at various market rates at the time of borrowing. The credit agreement provides for an annual commitment fee of 1/5 of one percent of the total commitment amount. The credit agreement is unsecured, and the Company may terminate the credit agreement at any time without penalty. The Company may at any time replace the credit agreement with borrowings from banks or other financial institutions or in the private or public markets. The credit agreement restricts the Company from borrowing funds from parties other than ShopKo without ShopKo's consent, and prohibits the Company from selling Common Stock unless ShopKo meets certain financial tests, pledging certain of the Company's assets and entering into agreements which restrict the Company's ability to pay dividends.

   Indemnification and Hold Harmless Agreement. The Company has entered into an indemnification and hold harmless agreement with ShopKo with respect to the allocation of responsibility for certain liabilities. In general, the indemnification agreement provides that the Company and ShopKo will each indemnify the other party and that party's directors, officers, employees and agents against certain liabilities arising from or based upon the operation of their own respective businesses prior to and following the Company's initial public offering, including, but not limited to, liabilities arising under securities, environmental and contract law.

   Tax Matters Agreement. The Company has entered into a tax matters agreement with ShopKo which provides that ShopKo will prepare all returns and, generally, have liability for all income taxes attributable to all tax periods ending on or before the Company's initial public offering. The Company has entered into an administrative services agreement, described below, pursuant to which ShopKo will continue to prepare tax returns for the Company, however, the Company has liability for all taxes for tax periods beginning after the Company's initial public offering. For tax periods which began before the Company's initial public offering but ended after the offering, ShopKo has liability for income taxes attributable to income allocable to the period ending with the offering and the Company has liability for the remainder. ShopKo determined the method for allocating income in the tax year in which the offering occurred. By law, the Company is liable for the entire federal income tax of ShopKo and other companies included in the consolidated return for all periods in which the Company is included in the consolidated group. In the tax matters agreement, however, ShopKo agrees to indemnify the Company against this liability except to the extent it relates to the Company and its subsidiaries, if any, after the offering. If the Company's employees exercise ShopKo stock options or otherwise receive compensation from ShopKo nonqualified plans after the offering, the tax matters agreement provides that the Company will reimburse ShopKo for the tax benefit, if any, that the Company receives from deducting compensation attributable thereto and the employer's share of any employment taxes arising in connection with such compensation which is paid by ShopKo.

   Administrative Services Agreement. The Company has entered into an administrative services agreement with ShopKo pursuant to which ShopKo will make available and provide certain administrative, support and consultation services to the Company, including employee benefits, payroll processing, insurance, tax compliance, treasury and accounts payable processing. The administrative services agreement has an initial term which expires January 31, 2001, subject to automatic renewal for successive one-year terms. At any time during the term of the administrative services agreement, either party may terminate existing categories of services upon 120 days' prior written notice. ShopKo is obligated to provide the Company transition assistance, at the Company's request and expense, upon the termination of any service provided pursuant to the agreement.

   Information Technology Services Agreement. Certain components of the Company's computer systems are located in ShopKo's corporate headquarters. The Company has entered into an information technology services agreement with ShopKo pursuant to which ShopKo has agreed to provide the Company with:

  .access to ShopKo's computer facilities,

  .certain support services to be performed by ShopKo's systems personnel, and

  .the shared use of ancillary computer hardware and operating software.

   The information technology services agreement has a term which expires on January 31, 2001. At any time during the term of the information technology services agreement, either party may terminate existing categories of services upon 120 days' prior written notice. In addition, ShopKo has agreed to provide transition assistance to the Company if any services are terminated as a result of expiration or termination of the agreement or otherwise. The information technology services agreement also contains confidentiality provisions relating to the Company's patient data and proprietary software.

   Lease Agreement. The Company has entered into a lease agreement whereby the Company leases its corporate headquarters from ShopKo. The lease agreement has a term of 15 years with four options to renew for five years each. The annual rental payments are $200,000. The Company has the option to purchase the building at fair market value at such time as ShopKo ceases to beneficially own at least 51% of the Company's outstanding Common Stock. If the Company does not exercise the option at such time, the rental payments will be increased to fair market rates.

   Registration Rights Agreement. The Company has entered into a registration rights agreement with SKO Holdings, Inc. (f/k/a ProVantage Holdings, Inc.), a wholly-owned subsidiary of ShopKo ("Holdings"), pursuant to which the Company has granted demand and "piggyback" registration rights to Holdings and its affiliates, including ShopKo, with respect to shares of Common Stock owned by Holdings and its affiliates, including ShopKo. Pursuant to the registration rights agreement, Holdings has the right to require the Company to file up to three registration statements under the Securities Act, which may be increased by an unlimited number of registration statements if effected on Form S-3, covering Holdings' shares. Holdings also has the right, if the Company files a registration statement, to require the Company to include its shares in such registration statement. The Company's obligations under the registration rights agreement are subject to certain limitations relating to the minimum amount of Common Stock to be included in a registration statement, the timing of the exercise of registration rights and other similar matters. The Company has agreed to pay all costs and expenses relating to the exercise of Holdings' registration rights, except for underwriting commissions and filing fees relating to the shares sold by Holdings, any special or extraordinary auditing expenses, Holdings' legal expenses and, in the case of demand registration rights, printing fees. The Company and Holdings will each indemnify the other party for certain liabilities, including liabilities under the Securities Act, in connection with any registration under the registration rights agreement. The registration rights agreement will terminate when Holdings or its affiliates owns less than 5% of the Company's outstanding Common Stock.

   Prior to July 19, 1999, general administrative and other expenses were allocated to the Company from ShopKo for the types of services described in the administrative services agreement and the information technology services agreement. The allocation for the last fiscal year was $0.5 million.

   In addition to the agreements described above, the Company has entered into various transactions with ShopKo in the ordinary course of business. The payments for these activities for the last fiscal year are as follows:

                                                                   Fiscal Year
                                                                      1999
                                                                  -------------
                                                                  (in millions)
      Company payment to ShopKo for prescription costs...........     $52.1
      Company purchase of pharmaceutical inventory from Shopko...       0.3
      Company payment to ShopKo for administrative, audit and
       technology services after July 19, 1999...................       0.6
      Company payment to ShopKo for rent expense.................       0.1
      ShopKo payment to Company for claims processing............       2.6
      ShopKo payment to Company under indemnification agreement..       1.5
      ShopKo payment to Company for data warehouse product.......      0.35
      ShopKo payment to Company for portion of warrant sale
       proceeds..................................................       0.6

   The Company receives a benefit in the form of lower prices when purchasing various goods and services when such purchases are made through or in conjunction with ShopKo. Such benefits may not be available in all cases in the future.

   The Company used approximately $73,744,000 of the proceeds received in connection with the initial public offering of its Common Stock to repay a portion of a $115 million 5% demand promissory note issued to ShopKo. The demand promissory note was issued to ShopKo in connection with a reorganization of the Company's corporate structure. The unpaid balance of the demand promissory note was contributed to the Company by ShopKo as a capital contribution.

   Messrs. Kramer, Podany, Girard and Wolf are members of ShopKo's Board of Directors. Mr. Podany is also ShopKo's Chairman of the Board, President and Chief Executive Officer.

                                                                         ANNEX B

[Merrill Lynch Letterhead]

                                                                     May 3, 2000

Board of Directors
ProVantage Health Services, Inc.
13555 Bishops Court, Suite 201
Brookfield, Wisconsin 53005

Members of the Board:

   ProVantage Health Services, Inc. (the "Company"), Merck & Co., Inc. (the "Acquiror") and PV Acquisition Corp., an indirect wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) the Acquiror shall cause the Acquisition Sub to commence a cash tender offer (the "Tender Offer") for all of the issued and outstanding shares of the Company's common stock, par value $.01 per share (the "Company Shares"), for $12.25 per share, net to the seller in cash, and (ii) the Acquisition Sub will subsequently merge with and into the Company (the "Merger", the Merger and the Tender Offer together, the "Transaction"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror, the Acquisition Sub or any subsidiary of the Acquiror, or as to which dissenters' rights have been perfected, will be converted into the right to receive $12.25 per share, in cash.

   You have asked us whether, in our opinion, the cash consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

   In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

     (3) Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

     (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

     (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

     (8) Reviewed a draft dated May 3, 2000 of the Agreement; and

     (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

   Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

   We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares, as well as securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer or how such shareholder should vote on the proposed Merger.

   On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                           SMITH INCORPORATED

                                      B-2